

August 2, 2013

<u>Via E-mail</u>
Philip T. Colton, Esq.
Winthrop & Weinstine, P.A.
Capella Tower
225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402-4629

  Re: Multiband Corporation
    Schedule TO-I
    Filed July 31, 2013
    File No. 005-36987

Dear Mr. Colton:

  We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

  Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase for Cash Outstanding Options

<u>General</u>

1. A review of the company's Form S-8 filed on October 11, 2011 indicates that the company also has a 2000 Non-Employee Directors Stock Compensation Plan. Please advise us if there are any other options outstanding that have been issued pursuant to stock compensation plans other than the 1999 Stock Compensation Plan. To the extent there are any options outstanding that are not eligible to participate in this tender offer, please provide us with a legal analysis explaining why the current offer complies with the all holders rule set forth in Exchange Act Rule 13e-4(f)(8)(i).

2.   We note that this offer is structured in a manner that may result in the per option consideration paid to certain option holders being higher than the per option consideration paid to other holders. Please provide us with a legal analysis explaining why such structure is consistent with the best price rule set forth in Exchange Act Rule 13e-4(f)(8)(ii). If the company is attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please demonstrate that the four conditions referenced in such order have been met. Include a fulsome discussion of the compensatory purposes of the offer given that the tender offer is being conducted in connection with the company's cash-out merger with Goodman Networks. Also explain why the Company believes it would be eligible to rely on such order given that the order appears to be limited to option *exchange* offers, as opposed to the company's cash offer.

Conditions, page 14

3.   This section indicates that the offer is conditioned on the satisfaction or waiver of the conditions in the merger agreement "other than those conditions that by their nature cannot be satisfied until the closing date of the merger but that are expected to be satisfied at the closing of the merger." This section also indicates that the merger agreement sets forth numerous conditions to the completion of the merger, but only one of which is expressly described in this section (in the second paragraph). As currently written, an option holder may not understand which conditions to the merger agreement are also conditions to the tender offer, given the quoted language above. Please revise this section to identify the specific conditions to the tender offer or include a reference to the specific merger conditions on pages 21 and 22 that are also conditions to the tender offer. Alternatively, consider revising or deleting the quoted language to avoid investor confusion, to the extent such revision or deletion is applicable.

4.   Please also explain why the Company states that the condition in the merger agreement relating to eligible options "may have the effect of being" a condition of the offer. It appears that the condition relating to eligible options is in fact a condition to the tender offer itself. Disclosure elsewhere in the Offer to Purchase appears to indicate such. For example, refer to the third paragraph on page 5. Please revise the second paragraph of page 14 accordingly.

5.   We note the disclosure in the last paragraph of this section that the Company may assert conditions regardless of the circumstances giving rise to any such condition, including any action or omission to act by the Company. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the Company.

6.   We note the disclosure in the last paragraph of this section relating to the Company extending the expiration date if the Company were to waive any of the conditions

described above. Given that this section only expressly lists two conditions and refers to the merger agreement as a source of other conditions, please clarify the specific conditions included in the phrase "described above."

7.   As a reminder, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on this point.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions